Exhibit 99.66

Nouveau Monde Graphite Inc.

Treasury Offering of Common Shares

January 13, 2021

The Common Shares will be offered by way of a prospectus supplement in all of the provinces of Canada (except the territories). A prospectus supplement containing important information relating to the Common Shares has not yet been filed with the securities regulatory authorities in each of the provinces of Canada. A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the Common Shares. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the Common Shares, before making an investment decision.

An investment in the common shares involves a high degree of risk and must be considered speculative due to the nature of the Corporation’s business, the present stage of development of its mineral properties and of construction of its facilities and installations, and the fact that the Corporation’s negative cash flow will continue at least until commercial production at the at the Matawinie project is achieved. Prospective investors should carefully consider the risk factors described in and incorporated by reference into the final base shelf prospectus and the supplement no 1. See “Forward-Looking Statements” and Risk Factors” in the prospectus and the supplement no 1.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Terms and Conditions

Issuer:	Nouveau Monde Graphite Inc. (the “Corporation”).

Offering:	Treasury offering of 10,345,000 common shares (“Common Shares”)

Offering Price:	C$1.45 per Common Share

Issue Amount:	C$15,000,250

Over-Allotment Option:	The Corporation has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any.

Concurrent Private Placement:	The Corporation is concurrently launching a non-brokered private placement for total gross proceeds of approximately C$5 million on the same terms as the Public Offering with certain institutional investors. The concurrent Private Placement is expected to close in early February 2021. Closing of the Private Placement and of the Offering are not conditional upon each other.

Use of Proceeds:	The net proceeds of the offering will be used for the Becancour value added graphite project development, the Matawinie mine & concentrator detailed engineering and corporate general and administrative expenses.

Form of Offering:	Bought deal by way of a prospectus supplement to be filed in all provinces of Canada. U.S. sales by private placement via Rule 144A.

Listing:	An application will be made to list the Common Shares on the TSX Venture Exchange (the “TSX-V”). The existing common shares are listed on TSX-V under the symbol “NOU”, on OTC Market Groups under the symbol NMGRF and on Frankfurt Stock Exchange under the symbol “NM9”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs and RDSPs.

Sole Underwriter:	BMO Capital Markets

Commission:	6.0%. No commission will be payable on the Private Placement.

Closing:	January 20, 2021.

A copy of the prospectus supplement and base shelf prospectus relating to the Offering may be obtained by contacting BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, by telephone at (905) 791-3151, ext 4312 or by email at torbramwarehouse@datagroup.ca.